ZAGG Incorporated 3855 South 500 W, Suite J Salt Lake City, UT 84115

October 15, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-4631
Mail Stop 3561

Attention:  Jennifer Thompson, Accounting Branch Chief

Re:	ZAGG Incorporated Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 30, 2009 Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 13, 2009File No. 0-52211
____________________________________________________________________

This letter on behalf of ZAGG Incorporated (the “Company”) is in response to your letter of October 1, 2009, regarding the above-referenced filings (the “Comment Letter”).

Form 10-K for the Fiscal Year Ended December 31, 2008

Reserve for Sales Returns and Warranty Liability, page F-10

1.
WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 6 IN OUR LETTER DATED AUGUST 11, 2009, NOTING THAT YOUR ESTIMATED RETURN LIABILITY IS RECORDED AS A REDUCTION OF GROSS REVENUES.  PLEASE TELL US HOW YOUR ACCOUNTING TREATMENT COMPLIES WITH PARAGRAPH 7 OF SFAS 48, WHICH INDICATES THAT REVENUES AND COSTS OF SALES REPORTED IN THE INCOME STATEMENTS SHOULD BE REDUCED TO REFLECT ESTIMATED RETURNS.  IN THE EXAMPLE YOU PROVIDE, IT APPEARS THAT THE SALES RETURN LIABILITY IS OVERSTATED AND THAT YOUR JOURNAL ENTRY DOES NOT PROPERLY REFLECT THE ECONOMICS OF THE TRANSACTION SINCE FUTURE RETURNS WILL BE ACCOMPANIED BY RECEIPT OF INVENTORY, PRESUMABLY RESULTING IN A NET OBLIGATION EQUIVALENT TO THE GROSS PROFIT RECOGNIZED ON THE ORIGINAL SALE.

In response to this comment, the Company notes that the returns accounted for are for products that cannot be reused, thus there is no receipt of inventory in the transaction.  Due to the nature of the Company’s products, once the package has been opened, it cannot be resold.  The Company has determined that the best estimate for calculating the sales return liability is based on the gross revenues.

Foreign Currency Transactions, page F-11

2.
WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 7 IN OUR LETTER DATED AUGUST 11, 2009.  PLEASE CONFIRM THAT YOU WILL DISCLOSE IN FUTURE FILINGS THE AGGREGATE FOREIGN CURRENCY TRANSACTION GAIN OR LOSS INCLUDED IN DETERMINING NET INCOME IN EACH PERIOD FOR WHICH A STATEMENT OF OPERATIONS IS PRESENTED.  PLEASE ALSO DISCLOSE YOUR PRIMARY OPERATIONS ARE AT THE PARENT LEVEL WHICH USES THE U.S. DOLLAR AS ITS FUNCTIONAL CURRENCY.

In response to this comment, the Company confirms that it will disclose the aggregate foreign currency transaction gain or loss included in determining net income in each period for which a statement of operations is presented.  The Company will also disclose that its primary operations are at the parent level which uses the U.S. dollar as its functional currency.

Note 9 – Stock Options and Warrants, page F-17

3.
WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 9 IN OUR LETTER DATED AUGUST 11, 2009.  PLEASE CONFIRM THAT, GOING FORWARD, YOU WILL USE THE EXPECTED TERM, RATHER THAN THE CONTRACTUAL TERM, WHEN VALUING EMPLOYEE SHARE OPTIONS UNDER THE BLACK-SCHOLES MODEL.  PLEASE NOTE THAT YOU MAY USE A “SIMPLIFIED” METHOD, AS DISCUSSED IN SAB TOPIC 14.D.2, IN DEVELOPING AN ESTIMATE OF EXPECTED TERM OF “PLAIN VANILLA” SHARE OPTIONS.  ALSO SEE SAB 110. IN FUTURE FILINGS, PLEASE CONFIRM THAT YOU WILL DISCLOSE IN SUFFICIENT DETAIL HOW YOU DETERMINED EXPECTED TERM FOR ALL PERIODS PRESENTED.

In response to this comment, the Company confirms that it will use the expected term when valuing employee share options under the Black-Scholes model.  The Company further confirms that it will disclose in sufficient detail how it determined expected term for all periods presented.

4.
WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 10 IN OUR LETTER DATED AUGUST 11, 2009, NOTING THAT ALL OF YOUR GRANTS TO NON-EMPLOYEES ARE NONFORFEITABLE AND FULLY VESTED ON THE GRANT DATE OR IF THEY VEST OVER TIME.  PLEASE ALSO PROVIDE US WITH ILLUSTRATIVE EXAMPLES THAT CLARIFY HOW YOU ACCOUNT FOR THE TYPES OF EQUITY INSTRUMENTS REGULARLY ISSUED TO NONEMPLOYEES.  PROVIDE A SEPARATE ANALYSIS FOR THOSE EQUITY INSTRUMENTS THAT VEST OVER TIME AND THOSE THAT VEST IMMEDIATELY AND ENSURE YOU DEMONSTRATE THE DATES USED TO MEASURE THE FAIR VALUE OF YOUR EQUITY INSTRUMENTS AND THE PERIODS YOU USE TO RECOGNIZE THE RELATED EXPENSE.  FOR ISSUANCES OF NONFORFEITABLE FULLY VESTED AWARDS, PLEASE DEMONSTRATE HOW YOUR ACCOUNTING COMPLIES WITH ISSUES 1, 1A, AND 2 OF EITF 00-18 AND FOOTNOTE 5 OF EITF 96-18.  FINALLY, PLEASE QUANTIFY FOR US THE AMOUNT OF COMPENSATION EXPENSE THAT YOU RECORDED IN EACH OF 2007 AND 2008 FOR EQUITY INSTRUMENTS ISSUED TO NON-EMPLOYEES.

In response to this comment, the Company’s grants of equity instruments to non-employees are all vested immediately.  There is no vesting period for non-employee grants of equity instruments.  In accordance with the guidance in EITF 00-18 and EITF 96-18, the Company recognizes the expense related to the non-employee grant immediately on the grant date by calculating the Black-Scholes value of the grant.  For 2007, the Company recognized $84,451 related to the issuance of warrants to non-employees.  The Company recognized $102,900 related to the issuance of common stock to non-employees during 2008.

Note 10 – Notes Receivable, page F-19

5.
WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 11 IN OUR LETTER DATED AUGUST 11, 2009.  CONSIDERING THAT YOUR NOTE RECEIVABLE FROM BRIGHTON PARTNERS, LLC IS DELINQUENT AND YOU HAVE THE OPTION TO DECLARE THEM IN DEFAULT, PLEASE TELL US IN FURTHER DETAIL WHY YOU BELIEVE NO LOSSES ARE PROBABLE OF OCCURRING AND WHY YOU CONTINUE TO ACCRUE INTEREST ON THE LOAN.  PLEASE ALSO TELL US HOW LONG THE LOAN AND ACCRUED INTEREST HAVE BEEN PAST DUE AND EXPLAIN IN DETAIL WHY YOU BELIEVE THE RELATED ALLOWANCE FOR LOAN LOSSES SHOULD BE DETERMINED UNDER SFAS 5 AND NOT SFAS 114.

In response to this comment, the Company continues to assert that although the note receivable from Brighton Partners is delinquent, the Note should not be classified as in “default.”  Management has determined that the likelihood that a loss relating to the collectability of the note is remote as defined in paragraph 10 of SFAS 114.  Paragraph 8 of SFAS 14 further states that, “a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.”  Management is in frequent communication with the principals of Brighton Partners, based on current information and continuing positive events, management has a basis to conclude that not only should the Company receive a full repayment of principle and interest, but due to recent events, also receive additional consideration for this loan.  Thus, it is probable that Brighton Partners will be able to repay all amounts due to the Company so the Company has not declared Brighton Partners in default under the loan agreement as the default notice could have a negative impact on the overall project the Brighton Partners is completing as well as a loss of additional consideration.

The original note was due June 9, 2008.

Note 16 – Segments, page F-21

6.
WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 12 IN OUR LETTER DATED AUGUST 11, 2009.  PLEASE CONFIRM THAT YOUR OPERATING SEGMENTS CONSIST OF YOUR WEBSITE, MALL KIOSK, AND WHOLESALE DISTRIBUTION CHANNELS AND ADVISE US IF YOUR BUSINESS CONSISTS OF ANY ADDITIONAL OPERATING SEGMENTS.  AS PREVIOUSLY REQUESTED, PLEASE TELL US IN DETAIL HOW YOUR OPERATING SEGMENTS MEET THE AGGREGATION CRITERIA OF PARAGRAPH 17 OF SFAS 131.  IN DOING SO, SUBSTANTIATE YOUR CLAIM THAT EACH OF YOUR OPERATING SEGMENTS HAS SIMILAR ECONOMIC CHARACTERISTICS.  BEGIN BY TELLING US THE MEASURE OF PROFIT OR LOSS YOU USE TO EVALUATE THE PERFORMANCE OF YOUR OPERATING SEGMENTS.  FOR EACH OF THE LAST FIVE FISCAL YEARS, PLEASE PROVIDE US WITH THE QUANTITATIVE PERFORMANCE MEASURE, AS WELL AS NET SALES AND GROSS MARGINS OVER THE SAME PERIOD, FOR EACH OF YOUR OPERATING SEGMENTS AND DEMONSTRATE HOW THAT INFORMATION SUPPORTS THE SIMILARITY OF THE ECONOMIC CHARACTERISTICS OF YOUR OPERATING SEGMENTS.  WE DO NOTE YOUR DISCLOSURE ON PAGE 12 INDICATING THAT WHOLESALE SALES HAVE LOWER MARGINS THAN WEBSITE SALES.  NOTWITHSTANDING THE PRECEDING, PLEASE CONFIRM YOU WILL PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 26 OF SFAS 131 INCLUDING THE NUMBER OF OPERATING SEGMENTS YOU HAVE IDENTIFIED.

In response to this comment, the Company’s revenues are derived from its sales of the invisibleSHIELD product line.  The Company sells the invisibleSHIELD through different distribution channels, not separate operating segments.  These distribution channels include website, mall kiosk and wholesale distribution channels.  Management reviews the sales mix of the invisibleSHIELD product line through the different distribution channels, but does not create individual profit and loss statements for each distribution channel.  The Company does not have specific assets, manufacturing facilities, production processes or distribution methods for the different distribution channels.  Management views the operations of the company as a whole and does not manage the operations strictly based on the distribution channels.

The underlying product is homogeneous among the distribution channels.  The differences in gross margin are due to the average selling price through the different distribution channels.

The Company will provide the disclosures required by paragraph 26 of SFAS 131 in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Exhibits 31.1 and 31.2

7.	PLEASE AMEND YOUR FILING TO PROVIDE SECTION 302 CERTIFICATIONS THAT CONFORM EXACTLY TO THE LANGUAGE SET FORTH IN ITEM 601(b)(31) OF REGULATION S-K.

In response to this comment, the Company has filed Amendment #1 to the Form 10-Q for the quarterly period ended June 30, 2009 on the EDGAR system updating the section 302 certifications to conform exactly to the language set forth in item 601(b)(3) of Regulation S-K.

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in their filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ Brandon T. O’Brien
Brandon T. O’Brien
Chief Financial Officer